Issuer Free Writing Prospectus

Filed pursuant to Rule 433(d)

Registration No. 333-194685-01

September 10, 2015

Series 2015-2 EETC Investor Presentation

September 10, 2015

Cautionary Statement Regarding Forward-Looking

Statements and Information

TM

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “if current trends continue,” “optimistic,” “forecast” and other similar words. Such statements include, but are not limited to, statements about future financial and operating results, the Company’s plans, objectives, estimates, expectations and intentions, and other statements that are not historical facts. These forward-looking statements are based on the Company’s current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. These risks and uncertainties include, but are not limited to the following: significant operating losses in the future; downturns in economic conditions that adversely affect the Company’s business; the impact of continued periods of high volatility in fuel costs, increased fuel prices and significant disruptions in the supply of aircraft fuel; competitive practices in the industry, including the impact of low cost carriers, airline alliances and industry consolidation; the challenges and costs of integrating operations and realizing anticipated synergies and other benefits of the merger transaction with US Airways Group, Inc.; the Company’s substantial indebtedness and other obligations and the effect they could have on the Company’s business and liquidity; an inability to obtain sufficient financing or other capital to operate successfully and in accordance with the Company’s current business plan; increased costs of financing, a reduction in the availability of financing and fluctuations in interest rates; the effect the Company’s high level of fixed obligations may have on its ability to fund general corporate requirements, obtain additional financing and respond to competitive developments and adverse economic and industry conditions; the Company’s significant pension and other post-employment benefit funding obligations; the impact of any failure to comply with the covenants contained in financing arrangements; provisions in credit card processing and other commercial agreements that may materially reduce the Company’s liquidity; the impact of union disputes, employee strikes and other labor-related disruptions; any inability to maintain labor costs at competitive levels; interruptions or disruptions in service at one or more of the Company’s hub airports; costs of ongoing data security compliance requirements and the impact of any significant data security breach; any inability to obtain and maintain adequate facilities, infrastructure and slots to operate the Company’s flight schedule and expand or change its route network; the Company’s reliance on third-party regional operators or third-party service providers that have the ability to affect the Company’s revenue and the public’s perception about its services; any inability to effectively manage the costs, rights and functionality of third-party distribution channels on which the Company relies; extensive government regulation, which may result in increases in the Company’s costs, disruptions to the Company’s operations, limits on the Company’s operating flexibility, reductions in the demand for air travel, and competitive disadvantages; the impact of the heavy taxation on the airline industry; changes to the Company’s business model that may not successfully increase revenues and may cause operational difficulties or decreased demand; the loss of key personnel or inability to attract and retain additional qualified personnel; the impact of conflicts overseas, terrorist attacks and ongoing security concerns; the global scope of the Company’s business and any associated economic and political instability or adverse effects of events, circumstances or government actions beyond its control, including the impact of foreign currency exchange rate fluctuations and limitations on the repatriation of cash held in foreign countries; the impact of environmental regulation; the Company’s reliance on technology and automated systems and the impact of any failure of these technologies or systems; challenges in integrating the Company’s computer, communications and other technology systems; losses and adverse publicity stemming from any accident involving any of the Company’s aircraft or the aircraft of its regional or codeshare operators; delays in scheduled aircraft deliveries, or other loss of anticipated fleet capacity, and failure of new aircraft to perform as expected; the Company’s dependence on a limited number of suppliers for aircraft, aircraft engines and parts; the impact of changing economic and other conditions beyond the Company’s control, including global events that affect travel behavior such as an outbreak of a contagious disease, and volatility and fluctuations in the Company’s results of operations due to seasonality; the effect of a higher than normal number of pilot retirements and a potential shortage of pilots; the impact of possible future increases in insurance costs or reductions in available insurance coverage; the effect of a lawsuit that was filed in connection with the merger transaction with US Airways Group, Inc. and remains pending; an inability to use net operating losses carried forward from prior taxable years (NOL Carryforwards); any impairment in the amount of goodwill the Company recorded as a result of the application of the acquisition method of accounting and an inability to realize the full value of the Company’s and American Airlines’ respective intangible or long-lived assets and any material impairment charges that would be recorded as a result; price volatility of the Company’s common stock; the effects of the Company’s capital deployment program and the limitation, suspension or discontinuation of the Company’s share repurchase program or dividend payments thereunder; delay or prevention of stockholders’ ability to change the composition of the Company’s board of directors and the effect this may have on takeover attempts that some of the Company’s stockholders might consider beneficial; the effect of provisions of the Company’s Restated Certificate of Incorporation and Amended and Restated Bylaws that limit ownership and voting of its equity interests, including its common stock; the effect of limitations in the Company’s Restated Certificate of Incorporation on acquisitions and dispositions of its common stock designed to protect its NOL Carryforwards and certain other tax attributes, which may limit the liquidity of its common stock; and other economic, business, competitive, and/or regulatory factors affecting the Company’s business, including those set forth in the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2015 (especially in Part II, Item 1A, Risk Factors and Part I, Item 2, Management’s Discussion and Analysis of Financial Condition and Results of Operations sections) and other risks and uncertainties listed from time to time in the Company’s other filings with the SEC. There may be other factors of which the Company is not currently aware that may affect matters discussed in the forward-looking statements and may also cause actual results to differ materially from those discussed. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. The Company does not assume any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements other than as required by law.

TM

This Investor Presentation highlights basic information about the issuer and this offering. Because it is a summary, it does not contain all of the information that you should consider before investing.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley at 1-866-718-1649

American Airlines TM

Group

American Airlines, Inc.

2015-2 EETC Offering

American 2015-2 EETC

TM

American Airlines, Inc. (“American”) intends to issue $888,740,000 in aggregate face amount of Pass Through Certificates, Series 2015-2 (“American 2015-2”), in three classes, as follows:

– Class AA: $488,182,000

– Class A: $200,279,000

– Class B: $200,279,000

The proceeds from the offering will be used by American to finance 19 aircraft currently owned by American:

– Three Airbus A319-100 aircraft delivered from April 2015 to June 2015

– Nine Airbus A321-200 aircraft delivered from April 2015 to August 2015

– Three Boeing 737-800 aircraft delivered from March 2015 to June 2015

– One Boeing 777-300ER aircraft delivered in February 2015

– Three Boeing 787-8 aircraft delivered from February 2015 to July 2015 – selected from a pool of five such aircraft(1)

The collateral for this transaction represents a broad cross-section of American’s newest, most efficient, and strategically core aircraft to the current and future fleet

Sole Structuring Agent and Lead Bookrunner: Morgan Stanley

Active Bookrunners: Citi, Credit Suisse, Deutsche Bank, and Goldman Sachs

Liquidity Facility Providers:

– For Class AA Certificates: Commonwealth Bank of Australia, New York Branch, rated Aa2/AA-

– For Class A and Class B Certificates: Crédit Agricole Corporate and Investment Bank, rated A2/A, acting through its New York branch

1 American expects to finance the first 3 of 5 delivered Boeing 787-8 aircraft to be part of the collateral pool for this transaction

American 2015-2 EETC Structural Summary

TM

Class AA Class A Class B

Face Amount $488,182,000 $200,279,000 $200,279,000

Expected Ratings Aa3 / AA A2 / A Baa3 / BBB

(Moody’s / S&P)

Initial LTV / Maximum LTV(1) 39.0% / 39.6% 55.0% / 55.8% 71.0% / 72.1%

Initial Average Life 9.0 years 9.0 years 5.6 years

Regular Distribution Dates March 22 & September 22 March 22 & September 22 March 22 & September 22

Final Expected Distribution Date(2) September 22, 2027 September 22, 2027 September 22, 2023

Final Legal Distribution Date March 22, 2029 March 22, 2029 March 22, 2025

Section 1110 Protection Yes Yes Yes

Liquidity Facility 18 months 18 months 18 months

1 Initial Loan to Value ratio calculated as of Issuance Date. Maximum Loan to Value ratio calculated as of first regular distribution date, March 22, 2016

2 Each series of Equipment Notes will mature on the Final Expected Distribution Date for the related class of Certificates

Key Structural Elements

American 2015-2 is structured similar to recent precedents

Three Classes of Certificates Offered

Three tranches of amortizing debt are being offered, with the Class AA, Class A, and Class B each benefiting from a separate liquidity facility covering three semiannual interest payments Cross-Default and Cross-Collateralization

The Equipment Notes will be cross-collateralized by all Aircraft

All Indentures will include cross-default provisions Waterfall

Interest on Eligible Pool Balance of the Class A and Class B tranches is paid ahead of principal on the Class AA tranche and interest on Eligible Pool Balance of the Class B tranche is paid ahead of principal on the Class A tranche Buy-Out Rights

Subordinated Certificateholders have the right to purchase all (but not less than all) of then outstanding

Certificates ranking senior to such subordinated Certificates at par plus accrued and unpaid interest upon certain events during an American bankruptcy Collateral

Strategically core aircraft types to American’s fleet operations; represents a cross-section of American’s go-forward fleet

Weighted average aircraft age of ~0.3 years(1) Liquidity Facility

The Liquidity Facility for each of the Class AA Certificates, Class A Certificates, and Class B Certificates is expected to be sufficient to cover up to three consecutive semiannual interest payments with respect to such Class

1 At September 24, 2015

American Airlines TM

Group

Overview of the Collateral Pool

Attractive Aircraft Pool

- Aggregate aircraft appraised value of approximately $1,252 million[(1)]
- Appraisals indicate collateral cushion as of the first regular distribution date of 60.4%, 44.2%, and 27.9% on the Class AA, A, and B Certificates, respectively,[(2)] which is expected to increase over time as the debt amortizes

Aircraft No	Aircraft Type	Narrow / Wide	Manufacturer's Serial Number	Registration Number	Engine Type	MTOW (lbs)	Month of Delivery	Aircraft Age (years)	Maintenance Adjusted Base Value ($MM)			
									AISI	BK	MBA	LMM[(1)]
1	A319-100	Narrow	6552	N8030F	CFM56-5B7	166,400	Apr-15	0.4	46.51	35.77	37.18	**37.18**
2	A319-100	Narrow	6595	N8031M	CFM56-5B7	166,400	May-15	0.4	46.69	35.86	37.29	**37.29**
3	A319-100	Narrow	6644	N4032T	CFM56-5B7	166,400	Jun-15	0.3	46.54	36.07	37.41	**37.41**
4	A321-200	Narrow	6520	N135NN	V2533-A5	206,100	Apr-15	0.5	53.48	51.98	53.76	**53.07**
5	A321-200	Narrow	6532	N136AN	V2533-A5	206,100	Apr-15	0.4	53.67	52.12	53.76	**53.18**
6	A321-200	Narrow	6650	N138AN	V2533-A5	206,100	Jun-15	0.2	54.15	52.54	54.04	**53.58**
7	A321-200	Narrow	6687	N139AN	V2533-A5	206,100	Jul-15	0.2	54.36	52.68	54.18	**53.74**
8	A321-200	Narrow	6667	N140AN	V2533-A5	206,100	Jul-15	0.2	54.33	52.65	54.18	**53.72**
9	A321-200	Narrow	6656	N141NN	V2533-A5	206,100	Jul-15	0.2	54.35	52.66	54.18	**53.73**
10	A321-200	Narrow	6711	N142AN	V2533-A5	206,100	Jul-15	0.2	54.44	52.71	54.18	**53.78**
11	A321-200	Narrow	6745	N143AN	V2533-A5	206,100	Aug-15	0.1	56.43	53.35	54.31	**54.31**
12	A321-200	Narrow	6723	N144AN	V2533-A5	206,100	Aug-15	0.1	56.43	53.35	54.31	**54.31**
13	B737-800	Narrow	31214	N967NN	CFM56-7B	158,500	Mar-15	0.5	47.43	46.67	46.65	**46.67**
14	B737-800	Narrow	33241	N968NN	CFM56-7B	158,500	Apr-15	0.4	47.62	47.07	46.80	**47.07**
15	B737-800	Narrow	31219	N973NN	CFM56-7B	158,500	Jun-15	0.3	47.99	47.37	47.09	**47.37**
16	B777-300ER	Wide	33524	N733AR	GE90-115	700,000	Feb-15	0.6	152.97	167.70	157.37	**157.37**
17	B787-8	Wide	40619	N801AC	GEnx-1B70	502,500	Feb-15	0.6	118.40	120.43	115.93	**118.25**
18	B787-8	Wide	40624	N806AA	GEnx-1B70	502,500	May-15	0.4	119.85	122.28	116.93	**119.69**
19	B787-8	Wide	40625	N807AA	GEnx-1B70	502,500	Jul-15	0.2	120.26	122.23	117.59	**120.03**
Assumed Total	19 Aircraft							0.3				**$1,251.75**

Note: American expects to finance the first 3 of 5 delivered Boeing 787-8 aircraft to be part of the collateral pool for this transaction. Table above assumes this will occur

[1] Lesser of the mean and median ("LMM") of the maintenance adjusted Base Values of the aircraft as appraised by Aircraft Information Services, Inc. ("AISI"), BK Associates, Inc. ("BK") and Morten Beyer & Agnew ("mba") in September 2015

[2] Collateral cushion calculated as of first regular distribution date, March 22, 2016, which coincides with date of maximum LTV

9

Young and Diversified Portfolio

By Aircraft Type (% of base value)(1) By Body Type (% of base value)(1)

A319-100

9%

B787-8

29%

Wide

41%

Narrow

A321-200 59%

B777-300ER 39%

12%

B737-800

11%

By Delivery Date: 0.3 Years Average Age(1)(2)

30%

25%

20% 10%

9%

15% 4%

10%

13% 8% 10% 4% 17%

5% 4% 9%

0% 4% 3% 3% 3%

Feb-15 Mar-15 Apr-15 May-15 Jun-15 Jul-15 Aug-15

A319-100 A321-200 B737-800 B777-300ER B787-8

1 By LMM Base Value. Assumes that American elects to finance the first 3 of 5 delivered Boeing 787-8 aircraft to be part of the collateral pool for this transaction

2 At September 24, 2015

Collateral Aircraft Assessment

TM

A319-100

Modern, reliable aircraft with large fleet and good operating economics

Good size for frequency-driven or lower-traffic markets; popular with some low-cost carriers

Sharklets (enhanced wings) give value and lease rate premium

Good “hot and high” performance driving demand in emerging markets, 2nd and 3rd tier operators

Importance to American:

125 currently in American’s fleet

MD80 domestic network replacement for small, medium or high frequency markets

Fitted with the latest in the new American product offering including wi-fi, personal seat entertainment, universal AC power outlets and main cabin extra seating

A321-200

Benefits from airlines up-gauging as it has lower seatmile costs than 150-seaters; provides more capacity at slot-constrained airports

Sharklets increase payload / range, for US transcontinental capability; 230-seat option available

Increasingly used as a 757 replacement

Low storage rate

Importance to American:

• 165 currently in American’s fleet with 54 more on order

737-800

Considered the most liquid narrowbody to date

A total of 150+ operators – proven very popular among a good mix of mainline, charter, and low-cost carriers; good regional distribution, and a favorite with the leasing community

More than 3,600 in service, 1,100 on order

Very active leasing market

Importance to American:

257 currently in American’s fleet with 47 more on order

Core medium density narrowbody aircraft in fleet

Note: Order count inclusive of unfilled orders. Statistics exclude government, executive and private jets as well as undisclosed customers

Source: Ascend, Airbus, American, Boeing as of August 2015

Collateral Aircraft Assessment

TM

777-300ER

Best-selling widebody variant to date – almost 800 sold, with nearly 30% still on backlog; two-thirds of these are for existing customers

Popular in all regions, especially Asia-Pacific and Middle East

Has become a core long-haul type worldwide

None in storage, no immediate availability

Importance to American:

17 currently in American’s fleet with 3 more delivering

Current and future medium/heavy density long-range widebody of choice

787-8

Range of three variants pioneering the next generation; all-composite fuselage widebody. New standards in cabin comfort

The 787 program has almost 1,100 orders already received from more than 60 airline customers. Key customers and lessors across all world regions

Importance to American:

The 787 family of aircraft (including -8 and -9 variants) will be American’s new generation of long range aircraft – American has committed orders for 42 787 family aircraft, including 20 787-8s

American expects 15% lower operating costs with the 787 family aircraft

The 787-8 enables American to serve city pairs previously not accessible with 767-300ER aircraft

Note: Order count inclusive of unfilled orders. Statistics exclude government, executive and private jets as well as undisclosed customers

Source: Ascend, American, Boeing as of August 2015

Fleet Replacement Plan

TM

Building one of the most modern and fuel-efficient fleets in the industry

2015 2016 2017 2018 Beyond 2018 Total

A320 Family 42 25 20 - - 87

A320 Family Neo - - - - 100 100

A350-900 - - 6 10 6 22

B737-800 18 20 20 - - 58

B737-8 Max - - 3 17 80 100

B777-300ER 2 2 - - - 4

B787 Family 13 8 13 8 - 42

Mainline Total 75 55 62 35 186 413

Average Mainline Age (yrs) 11.0 9.9 9.6 10.2

CRJ-900 25 20 - - - 45

E175 29 24 12 - - 65

Regional Total 54 44 12 - - 110

Note: New aircraft deliveries by type. Regional inductions include aircraft owned by third party operators

Source: American

Airbus A319-100

TM

125 aircraft are currently in the American fleet

MD-80 domestic network replacement for small, medium, or high frequency markets

Aircraft of choice for American in “hot and high” performance in emerging markets with less frequency or markets with lower traffic

Top 10 Operators

Operator # of Aircraft %

1 Easyjet 149 11.0%

2 American Airlines 125 9.3%

3 Delta Air Lines 57 4.2%

4 United Airlines 55 4.1%

5 British Airways 44 3.3%

6 Germanwings 43 3.2%

7 China Southern Airlines Company 39 2.9%

8 Air Canada 38 2.8%

9 Air France 38 2.8%

10 China Eastern Airlines 36 2.7%

91 other operators 725 53.7%

Total in Operation 1,349 100.0%

Key Characteristics

Firm Orders 1,422

# Delivered 1,374

# Backlog 48

# In Operation 1,349

# of Customers 118

# of Current Airline Operators 101

A319 Range Map (from DFW)

Note: Aircraft statistics exclude government, executive and private jets as well as undisclosed customers

Source: American, Airbus as of August 2015

Airbus A321-200

TM

165 aircraft are currently in the American fleet

Benefits from airlines up-gauging as it has lower seatmile costs than 150-seaters; provides more capacity at slot-constrained airports

Increasingly used as a Boeing 757 replacement

Top 10 Operators

Operator # of Aircraft %

1 American Airlines 165 14.9%

2 China Southern Airlines Company 79 7.1%

3 Lufthansa 64 5.8%

4 Air China 51 4.6%

5 Turkish Airlines 49 4.4%

6 Vietnam Airlines 49 4.4%

7 China Eastern Airlines 42 3.8%

8 Sichuan Airlines 27 2.4%

9 Aeroflot 26 2.3%

10 Asiana Airlines 25 2.3%

76 other operators 533 48.0%

Total in Operation 1,110 100.0%

Key Characteristics

Firm Orders 2,206

# Delivered 1,125

# Backlog 1,081

# In Operation 1,110

# of Customers 128

# of Current Airline Operators 86

A321 Range Map (from DFW)

Note: Aircraft statistics exclude government, executive and private jets as well as undisclosed customers.

Source: American, Airbus as of August 2015

Range of Boeing 737-800, 787-8, and 777-300ER Aircraft

777-300ER[1]
351,530-kg (770,000-lb) **MTOW**[2]
386 three-class passengers

787-8[1]
227,930-kg (502,500-lb) **MTOW**
242 three-class passengers

737-800
70,010-kg (158,500-lb) **MTOW**
162 three-class passengers


Mumbai
Dubai
Hong Kong
Shanghai
Moscow
Addis Ababa
Tokyo
London
Anchorage
Lagos
New York
Los Angeles
DFW
Mexico City
Panama City
Cape Town
Lima
Sydney
Rio De Janeiro
Auckland
Buenos Aires

[1] 777-300ER and 787-8 have similar range
[2] Represents Maximum Takeoff Weight ("MTOW") for American specific aircraft. Aircraft included in transaction have 700,000-lb MTOW
Source: Boeing

16

Boeing 737-800

TM

Today, the 737-800 is the workhorse of the American fleet, accounting for over 30% of domestic ASMs

– In the combined American network, the 737-800 accounts for more domestic ASMs than the MD-80 and regional fleet combined

Over the last decade, the 737-800 has replaced the MD-80 as the backbone of the American fleet

The 737-800 operates out of every legacy American hub to most major spokes and also accounts for a significant portion of hub-to-hub flying

– In addition, the fleet type is used for missions to Central America, the Caribbean, and the northern rim of South America

737-800 Scheduled Deployment

Change in Fleet Size of the 737-800

284 304 304

246 264

226

195

152 169

2010 2011 2012 2013 2014 2015 2016 2017 2018

Source: American

Boeing 777-300ER & Boeing 787-8

- 17 Boeing 777-300ER aircraft are currently in the American fleet
  - Best-selling widebody variant to date; current & future medium/heavy density long-range widebody of choice
- 10 Boeing 787-8 aircraft are currently in the American fleet
  - The Boeing 787 is delivering up to 20% better fuel burn than the Boeing 767 variant; enables American to serve city pairs previously not accessible with 767-300ER aircraft

777-300ER Top 10 By Order

	Operator	# of Aircraft	%
1	Emirates	120	15.3%
2	Cathay Pacific Airways	49	6.2%
3	GECAS	49	6.2%
4	Air France	36	4.6%
5	Qatar Airways	34	4.3%
6	Turkish Airlines	32	4.1%
7	AerCap	28	3.6%
8	All Nippon Airways	28	3.6%
9	Singapore Airlines	27	3.4%
10	ALC	21	2.7%
	34 other operators	362	46.1%
	Total in Order	786	100.0%

787-8 Top 10 By Order

	Operator	# of Aircraft	%
1	All Nippon Airways	36	7.9%
2	Qatar Airways	30	6.6%
3	Air India	27	5.9%
4	Japan Airlines	25	5.5%
5	Aeroflot - Russian Airlines	22	4.8%
6	American Airlines	20	4.4%
7	Delta Air Lines	18	3.9%
8	Gulf Air	16	3.5%
9	Avianca	15	3.3%
10	LATAM Airlines Group	14	3.1%
	38 other operators	234	51.2%
	Total in Order	457	100.0%

777-300ER Key Characteristics

Firm Orders	786
# Delivered	581
# Backlog	205
# of Customers	44

787-8 Key Characteristics

Firm Orders	457
# Delivered	264
# Backlog	193
# of Customers	48

Source: American, Boeing as of August 2015

18

American Airlines TM

Group

American Airlines, Inc.

Business Overview

American Airlines Group Overview(1)

TM

American Airlines Group Inc. (“AAG”) continued its phenomenal progress in the second quarter of 2015

– Net income of $1.9 billion – highest quarterly profit in AAG history

– Record pretax margin of 17.2 percent

Integration continues to go smoothly

– Received single operating certificate from FAA

– In July began cutover to single reservation system

– Began negotiations with our Dispatchers

Investing in our product

– Acquired 24 new mainline aircraft, including four new 787 Dreamliners. Retired 34 aircraft

– Inducted nine new regional aircraft, retired/parked eight aircraft

Source: American

Note: Profit excludes net special charges. Please refer to the company’s GAAP to Non-GAAP reconciliation on SEC Form 8-K issued July 24, 2015

1 The Certificates and the Equipment Notes are obligations of American and will not be obligations of AAG

Uses of Cash

TM

Our cash position will allow us to

Integrate the airline

Invest in our operation and our product

Pay down debt that is more expensive than our current cost of debt

Source: American

Integration Update – Notable Milestones

US Airways and American Airlines Codeshare

Largest Codeshare in history

Completed within two months of the merger close

US Airways Joins oneworld

oneworld now serves 1,015 destinations in 154 countries

Completed within four months of the merger close

Single Operating Certificate

Awarded on April 8 by the FAA. Exactly to schedule

Starting point for operational integration

Single Frequent Flyer Program

World’s largest airline loyalty system integration completed on April 19th

Zero customer impact

Single passenger service system (PSS)

Process started on July 18th

Will be complete on October 17th

Source: American

Investing In Our Operation

TM

Operational mindset

- Focus on on-time departures

- Improve baggage handling performance

- Reduce aircraft out of service

Increased recruitment

- Over 200 new employees in planning, supply chain, and quality control

- Over 300 new employees in line maintenance

- Additional mechanics in base maintenance

- Over 1,000 new reservations employees

Capital expenditures

- Investment in new ground support equipment

- Investment in new bag handling technology

Source: American

Investing in Our Product

TM

Announced $2 billion in additional customer experience improvements

Aircraft retrofits

- Fully lie-flat seats on the entire long-haul, international fleet

- International Wi-Fi

- AC power outlets and USB power in all cabins on new and retrofitted aircraft

- Enhanced in-seat entertainment

- Main Cabin Extra seating

Airports

- Improved and updated kiosks

- Admirals Club refurbishment program

Source: American

Paying Down Debt TM

We have paid down over $3.5B in high-cost debt since the merger closed in December 2013

Transaction Amt Paid Off ($M) Date expected to be paid off under normal debt payment schedule Avg. Coupon

7.5% Senior Secured Notes $1,000 3/15/2016 7.500%

Aircraft Leases $1,053 Various 6.547%

AAdvantage $433 1/1/2017

Aircraft Debt $199 Various 6.748%

Airport Bonds $898 Various 7.422%

Total $3,584

Source: American

American Airlines TM

Group

American Airlines, Inc.

Financial Update

2Q15 Consolidated Passenger RASM

Consolidated PRASM was down 6.9% in the second quarter due to high capacity growth, large currency devaluations, and continued weakness in Latin America


2Q15 YOY Change
in Consolidated PRASM
1.4%
-4.6%
-4.6%
-5.3%
-5.6%
-6.9%
jetBlue AIRWAYS
Southwest
Alaska Air
UNITED

Source: American; other airline filings

27

2Q15 Mainline CASM

Mainline CASM excluding fuel and special items was up 2.5 percent year-over-year, due primarily to recent labor contracts and other investments to improve operating reliability


2Q15 YOY Change in
Mainline CASM
(excluding fuel and special items)
4.2%
3.3%
2.7%
2.5%
-0.1%
-3.8%
jetBlue AIRWAYS
UNITED
Southwest
Alaska Air

Source: American; other airline filings. Excludes net special items. Please refer to the company's GAAP to Non-GAAP reconciliation on SEC Form 8-K issued July 24, 2015

28

2Q15 Pretax Margin TM

American’s second quarter pretax margin of 17.2 percent, up 4.4 points. Year-over-year, was the highest of the network airlines

2Q15 Pretax Margin

(ex special items)

25.7% 21.7% 17.2% 15.5% 15.3% 12.7%

Alaska Air Southwest TM jetBlue AIRWAYS UNITED

2Q15 YOY Pretax Margin

(ex special items)

(pts)

8.6 7.4 6.2 4.4 3.8 1.8

jetBlue AIRWAYS Alaska Air Southwest TM UNITED

Source: American; other airline filings. Excludes net special items. Please refer to the company’s GAAP to Non-GAAP reconciliation on SEC Form 8-K issued July 24, 2015

Total Relative Liquidity Position TM

American had $11.5B in available liquidity, or 27% of LTM Revenues at the end of the second quarter

2Q15 Relative Liquidity1

27.3% 24.8% 21.8% 21.6% 16.4% 13.7%

TM jetBlue AIRWAYS Alaska Air Southwest UNITED

Source: American; other airline filings

1 Data includes total on balance sheet cash as of June 30, 2015 plus available undrawn revolver capacity at that date

American Airlines TM

Group

Appendix

GAAP to non-GAAP Reconciliation TM

American Airlines Group Inc. (1) 3 Months Ended June 30, Percent Change

Reconciliation of Income Before Income Taxes Excluding Special Items 2015 (In millions) 2014

Income before income taxes as reported $1,719 $1,204

Special items:

Special items, net 144 251

Regional operating special items, net 10 2

Nonoperating special items, net (11) 2

Income before income taxes as adjusted for special items $1,862 $1,459 28%

3 Months Ended June 30,

Calculation of Pre-Tax Margin Excluding Special Items 2015 2014

Income before income taxes as adjusted for special items $1,862 $1,459

Total operating revenues $10,827 $11,355

Pre-tax margin excluding special items 17.2% 12.8%

3 Months Ended June 30, Percent Change

Reconciliation of Net Income Excluding Special Items 2015 2014

Net income as reported $1,704 $864

Special items:

Special items, net 144 251

Regional operating special items, net 10 2

Nonoperating special items, net (11) 2

Non-cash income tax provision 7 337

Net income as adjusted for special items $1,854 $1,456 27%

Source: American

1 The Certificates and the Equipment Notes are obligations of American and will not be obligations of AAG

GAAP to non-GAAP Reconciliation TM

3 Months Ended June 30,

Reconciliation of Operating Cost per ASM Excluding Special Items and Fuel - Mainline only 2015 2014

(in millions)

Total operating expenses $8,906 $9,956

Less regional expenses:

Fuel (349) (535)

Other (1,208) (1,122)

Total mainline operating expenses 7,349 8,299

Special items, net (144) (251)

Mainline operating expenses, excluding special items 7,205 8,048

Aircraft fuel and related taxes (1,774) (2,830)

Mainline operating expenses, excluding special items and fuel $5,431 $5,218

(in cents)

Mainline operating expenses per ASM 11.87 13.61

Special items, net per ASM (0.23) (0.41)

Mainline operating expenses per ASM, excluding special items 11.64 13.19

Aircraft fuel and related taxes per ASM (2.86) (4.64)

Mainline operating expenses per ASM, excluding special items and fuel 8.77 8.55

Note: Amounts may not recalculate due to rounding.

Source: American